

JG SUMMIT HOLDINGS, INC.

US SEC EXEMPTION
FILE NO. 82-3572

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207


SEC MAIL PROCESSING
RECEIVED
MAY 19 2003
WASH. D.C. SECTION
155

April 28, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.


03050753

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. SEC Form 17-A (Annual Report) for the fiscal year ended December 31, 2002;

2. Quarterly Report on Long Term Commercial Papers for the quarter ended December 31, 2002;

3. Monthly Report on Long Term Commercial Papers for the month ended March 31, 2003;

4. SEC Form 17-C re April 14, 2003 Clarification of Manila Bulletin news article of April 12, 2003 entitled "JG Summit eyes new loan";

5. SEC Form 17-C re April 22, 2003 Reply to PSE fax Clarification of Manila Bulletin news article of April 12, 2003 entitled "JG Summit eyes new loan".

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/4/28/03

MR. ROJAS

SEC NUMBER 184044
FILE NUMBER ___________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVENUE
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2002

QUARTERLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE QUARTER ENDED DECEMBER 31, 2002

MR. ROJAS

SEC NUMBER 184044
FILE NUMBER ____________

MMIT HOLDINGS, INC

ING, E. RODRIGUEZ AVENUE
ONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2002

ON LONG-TERM COMMERCIAL PAPERS

RTER ENDED DECEMBER 31, 2002



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

We, the undersigned do hereby solemnly swear, that all matters set forth in the attached Financial Report of JG Summit Holdings, Inc. for the year ended December 31, 2002, are true and correct to the best of our knowledge and belief.



CONSTANTE T. SANTOS
SVP - Corporate Comptroller



LANCE Y. GOKONGWEI
President

SUBSCRIBED and SWORN to before me this 15 APR 2003 day of ____________ in ____________, affiant exhibited to me her/his Community Tax Certificate No. 21184012 issued at Pasig City on Jan.30, 2003.

Doc. No. 46
Page No. 10
Book No. 12
Series of 2003



JOEL G. GORDOLA
Notary Public
Until December 31, 2003
PTR No. 37207247, 1-02-03, Q.C.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AS OF DECEMBER 31, 2002
(IN PESOS)

Schedule I

AGING OF TRADE PAYABLE

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
Trade Payable	4,364,678,960	3,822,430,278	542,248,682	-

Schedule II

AGING OF RECEIVABLES

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
TRADE RECEIVABLES	8,117,455,500	6,812,258,640	1,305,196,860	
Less: Allowance for doubtful accounts	(1,189,447,011)	(175,519,623)	(1,013,927,388)	
NET TRADE RECEIVABLES	6,928,008,489	6,636,739,017	291,269,472	-
NON-TRADE RECEIVABLES				
Finance receivables	1,954,574,146	1,954,574,146		
Others	5,480,368,945	3,291,125,855	1,973,341,785	215,901,305
	7,434,943,091	5,245,700,001	1,973,341,785	215,901,305
NET RECEIVABLES	14,362,951,580	11,882,439,018	2,264,611,257	215,901,305

SEC NUMBER 184044
FILE NUMBER ____________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2003

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED MARCH 31, 2003

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: March **Year: 2003**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) w/ CCL ( ) w/o CCL ( ) b. Special Name of Selling Agent:	( ) a. Collateral ( ) c. Financial Ratios (x) b. Debt to Equity Ratio ( ) d. Exempt from registration Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER



ISABELITA C. ERJAS

PCI CAPITAL CORPORATION



ELEANOR HILADO / GABRIEL LIM

JG SUMMIT HOLDINGS, INC.



JAMES L GO
Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF QUEZON CITY M.M.

SUBSCRIBED AND SWORN TO before me this APR 1 0 2003 day of ________, 2003 the above affiant exhibiting to me his/her Community Tax Certificate No 21184014 issued at Pasig City on Jan. 30, 2003.

JOEL G. GORDOLA
Notary Public
Until December 31, 2003
PTR No. 3720??47, 1-02-03, Q.C.

Doc. No. 41
Page No. 9
Book No. 190
Series of 03

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
March 31, 2003

TRANCHE I

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	6.371%	P 900,000
2. Board of Trustees of PERAA - D	April 10, 2003	6.371%	900,000
3. PCI Capital Corporation	April 10, 2003	6.371%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	6.371%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	6.371%	55,800,000
6. BPI Capital Corporation	April 10, 2003	6.371%	9,000,000
7. International Capital Corporation	April 10, 2003	6.371%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	6.371%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	6.371%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	6.371%	3,000,000
11. China Banking Corporation	April 10, 2003	6.371%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	6.371%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	6.371%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	6.371%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	6.371%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	6.371%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	6.371%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	6.371%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	6.371%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	6.371%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	6.371%	3,000,000
22. AIM Building Fund	April 10, 2003	6.371%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	6.371%	5,400,000
24. Union Bank of the Philippines	April 10, 2003	6.371%	36,000,000
25. Penta Capital Investment Corp.	April 10, 2003	6.371%	4,500,000
26. Land Bank of the Philippines	April 10, 2003	6.371%	34,500,000
27. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	6.371%	6,000,000
28. Deutsche Bank	April 10, 2003	6.371%	4,600,000
29. Metropolitan Bank and Trust Co.	April 10, 2003	6.371%	54,000,000
30. Yolanda M. Uy	April 10, 2003	6.371%	500,000
31. Benjamin S. Pua	April 10, 2003	6.371%	1,000,000
32. Citicorp Financial Services	April 10, 2003	6.371%	3,500,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
March 31, 2003

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	6.922%	P 29,550,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	6.922%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	6.922%	1,050,000
4. PCI Capital Corporation	May 8, 2003	6.922%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	6.922%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	6.922%	65,100,000
7. BPI Trust	May 8, 2003	6.922%	10,500,000
8. International Capital Corporation	May 8, 2003	6.922%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	6.922%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	6.922%	5,000,000
11. China Banking Corporation	May 8, 2003	6.922%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	6.922%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	6.922%	42,000,000
14. Global Business Bank	May 8, 2003	6.922%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	6.922%	13,500,000
16. First Metro Investment Corporation	May 8, 2003	6.922%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	6.922%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	6.922%	6,300,000
19. Union Bank of the Philippines	May 8, 2003	6.922%	30,000,000
20. Penta Capital Investment Corp.	May 8, 2003	6.922%	5,250,000
21. Metropolitan Bank and Trust Co.	May 8, 2003	6.922%	63,000,000
22. Citicorp Financial Services & Insurance Brokerage Phils., Inc. FAO Various Clients	May 8, 2003	6.922%	11,750,000
23. Benjamin S. Pua	May 8, 2003	6.922%	250,000
24. SCB Trust & Investment Services FAO Telecoms Specialist, Inc. Provident Fund	May 8, 2003	6.922%	1,500,000
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
March 31, 2003

TRANCHE III

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	7.347%	P 12,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	7.347%	1,050,000
3. PCI Capital Corporation	June 6, 2003	7.347%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	7.347%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. non-contributing Retirement Gratuity Fund	June 6, 2003	7.347%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	7.347%	2,000,000
7. BPI Trust	June 6, 2003	7.347%	10,500,000
8. United Coconut Planters Bank	June 6, 2003	7.347%	65,100,000
9. Phil. Commercial Capital, Inc.	June 6, 2003	7.347%	5,500,000
10. Citytrust Banking Corporation	June 6, 2003	7.347%	10,500,000
11. China Banking Corporation	June 6, 2003	7.347%	21,000,000
12. Equitable Banking Corporation	June 6, 2003	7.347%	42,000,000
13. FEB Investments, Inc.	June 6, 2003	7.347%	42,000,000
14. Global Business Bank	June 6, 2003	7.347%	9,000,000
15. AB Capital and Investment Corp.	June 6, 2003	7.347%	12,000,000
16. First Metro Investment Corporation	June 6, 2003	7.347%	42,000,000
17. All Asia Capital and Trust Corp.	June 6, 2003	7.347%	1,250,000
18. Land Bank of the Philippines	June 6, 2003	7.347%	41,000,000
19. CCBPI Retirement Plan	June 6, 2003	7.347%	6,300,000
20. Union Bank of the Philippines	June 6, 2003	7.347%	42,000,000
21. Penta Capital Investment Corp.	June 6, 2003	7.347%	5,250,000
22. Metropolitan Bank and Trust Co.	June 6, 2003	7.347%	63,000,000
23. Insular Life Assurance Co., Ltd.	June 6, 2003	7.347%	5,000,000
24. Yolanda M. Uy	June 6, 2003	7.347%	4,250,000
25. Gerardo H or Rosario or Gerardo Ozaeta Jr.	June 6, 2003	7.347%	1,000,000
26. Citicorp Financial Services	June 6, 2003	7.347%	4,000,000
27. Equitable PCIBank Trust as Investment Mgr. for Phil. Petroleum Retirement Plan (Pilipinas Shell)	June 6, 2003	7.347%	3,000,000
28. Equitable PCIBank Trust as Investment Mgr. for FPHC Employee Retirement Plan	June 6, 2003	7.347%	2,000,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

April 14, 2003 Clarification of Manila Bulletin news article of April 12, 2003 entitled "JG Summit eyes new loan"

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Copy fr RFR - art 4.21.03

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **April 15, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached documents:

Annex "A"	**-**	**Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange, Inc. (PSE) dated April 14, 2003 in reply to the PSE fax in Annex "B" below.**
Annex "B"	**-**	**Fax of PSE to the Company dated April 14, 2003 requesting for clarification/confirmation of the news article in Annex "C" below.**
Annex "C"	**-**	**Manila Bulletin news article of April 12, 2003 entitled "JG Summit eyes new loan".**

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



April 15, 2003
(Date)

Lance Y. Gokongwei
President and Chief Operating Officer
(Signature and Title)

/mhd

Annex "A"



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

April 14, 2003

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road
Ortigas Center
Pasig City, Metro Manila

Attention: Mr. Vincent Michael G. Dar
Analyst, Disclosure Department

Ms. Trisha M. Zamesa
Head, Disclosure Department

Gentlemen:

Re: **Clarification of Manila Bulletin news article entitled "JG Summit eyes new loan"**

Thank you for your fax of April 14, 2003 requesting for clarification/confirmation of the above-captioned news article which appeared in the April 12, 2003 issue of the Manila Bulletin.

In reply, we wish to inform you that it is our company's policy not to comment on market rumors and/or speculations.

Thank you.

Very truly yours,

JG Summit Holdings, Inc.



Lance Y. Gokongwei
President and Chief Operating Officer

/mhd/4/14/03

facsimile transmittal

4th Floor, Philippine Stock Exchange
Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/530/612
Fax. No. 636-0809

To : **MR. EMMANUEL C. ROJAS, JR.**
Corporate Secretary

Company : JG SUMMIT HOLDINGS, INC.

Subject : "JG Summit eyes new loan"

Date : April 14, 2003

Dear Mr. Rojas:

This is in reference to the attached news article entitled "JG Summit eyes new loan" published in the April 12, 2003 issue of the Manila Bulletin. The article reported that:

> *"HONG KONG, Apr. 11 (Reuters) – Philippine conglomerate JG Summit is likely to mandate JPMorgan and Morgan Stanley to sell US$150 million of five-year bonds, a banking source said on Friday. x x x"*

We would like to request for clarification/confirmation of the said news article.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **on or before 4:00 p.m. today, April 14, 2003**, so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully Yours,



VINCENT MICHAEL G. DAR
Analyst, Disclosure Department

Noted by:



TRISHA M. ZAMESA
Head, Disclosure Department

JG Summit eyes new loan

HONG KONG, Apr. 11 (Reuters) — Philippine conglomerate JG Summit is likely to mandate JPMorgan and Morgan Stanley to sell US$150 million of five-year bonds, a banking source said on Friday.

"The mandate is expected to be awarded shortly," a banking source close to the transaction told Reuters.

Manila Bulletin
April 12, 2003

FILE

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Assistant Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1	2		3	1
Month			Day	

Fiscal Year

FORM TYPE: 17-C

Second Thursday of June
Month Day
Annual Meeting

April 22, 2003 Reply to PSE fax re Clarification of Manila Bulletin news article of April 12, 2003 entitled "JG Summit eyes new loan"

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER



1. **April 23, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached documents:

Annex "A"	**-**	**Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange, Inc. (PSE) dated April 22, 2003 in reply to the PSE fax in Annex "B" below.**
Annex "B"	**-**	**Fax of PSE to the Company dated April 22, 2003 reiterating their request for clarification/confirmation of the news article entitled "JG Summit eyes new loan" which appeared in the April 12, 2003 issue of the Manila Bulletin.**

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



Rosalinda F. Rivera
Assistant Corporate Secretary
(Signature and Title)

April 23, 2003
(Date)

/mhd

Annex "A"

(Confirmed received by VINCENT DAR)

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

April 22, 2003

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Trisha Zamesa
Head, Disclosure Department

Vincent Michael G. Dar
Analyst, Disclosure Department

Gentlemen:

Further to our letter dated 14 April 2003 and in reply to your dated letter 22 April 2003 which we received by facsimile today, we wish to deny that we have engaged the services of JP Morgan and Morgan Stanley for the offering by the company of US dollar denominated bonds.

As we have previously stated in our letter, as a matter of policy, we do not comment on market rumors and speculation.

Very truly yours,



ROSALINDA F. RIVERA
Assistant Corporate Secretary
JG SUMMIT HOLDINGS, INC.

Annex "B"

facsimile transmittal

[illegible] Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/506/612
Fax. No. 638-0809

To : **MR. EMMANUEL C. ROJAS, JR.**
Corporate Secretary

Company : **JG SUMMIT HOLDINGS, INC.**

Date : **April 22, 2003**

Dear Mr. Rojas:

We acknowledge receipt of your letter dated April 14, 2003 regarding JG Summit Holdings, Inc.'s ("JGS" or the "Company") reply to the Exchange's request for clarification of a news article entitled "JG Summit eyes new loan" published in the April 12, 2003 issue of the Manila Bulletin.

The Exchange understands that the Company has a policy of not commenting on market rumors and/or speculations. However, please be reminded of Article XX, Section 14 of the Listings and Disclosure Rule, which states that:

> "x x x
>
> **SECTION 14. Clarification or Confirmation of Rumors or Reports –** A public circulation of information, whether by an article published in a newspaper, by a broker's market letter, or by word of mouth, either correct or false, which has not been substantiated by the issuer and which is likely to have, or has had, an effect on the price of the issuer's securities or would likely to have a bearing on investment decisions by investors must be promptly and properly clarified or confirmed with the Exchange.
>
> If rumors indicate that material information has been leaked, a frank and explicit announcement thereof is required. If rumors are in fact false or inaccurate, **they should be promptly denied or clarified.** x x x" (emphasis supplied)

In relation thereto, the Exchange would like to reiterate our request for clarification/confirmation of the news article which stated that:

US$150 million of five-year bonds, a banking source said on Friday. . .
x x"

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **on or before 4:00 p.m. today, April 22, 2003**, so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully Yours,



VINCENT MICHAEL G. DAR
Analyst, Disclosure Department

Noted by:



TRISHA M. ZAMES
Head, Disclosure Department